Exhibit 1

   PRESS RELEASE

CYREN Reports Third Quarter 2014 Results

McLean, VA – November 18, 2014 – CYREN Ltd. (NASDAQ: CYRN), a global provider of cloud-based cybersecurity solutions, today announced its third quarter 2014 financial results for the period ending September 30, 2014.

Third Quarter 2014 Financial Highlights:

•	Revenues in accordance with U.S. Generally Accepted Accounting Principles (US GAAP) totaled $7.7 million for the third quarter of 2014 compared to $8.0 million in the third quarter of 2013.

•
Non-GAAP revenues totaled $7.8 million for the third quarter of 2014 compared to $8.1 million in the third quarter of 2013. The difference between non-GAAP and GAAP revenue is derived from the fact that deferred revenues consolidated from acquired companies are accounted under GAAP based on fair value.

•	GAAP net loss for the third quarter of 2014 was $0.7 million compared to a net loss of $0.9 million in the third quarter of 2013.

•	GAAP loss per basic and diluted share for the third quarter of 2014 was $0.02, compared to a loss of $0.03 in the third quarter of 2013.

•	Non-GAAP net loss for the third quarter 2014 was $0.7 million compared to non-GAAP net income of $0.3 million in the third quarter of 2013.

•	Non-GAAP loss per basic and diluted share for the third quarter 2014 was $0.02, compared to non-GAAP earnings per diluted share of $0.01 in the third quarter of 2013.

•	Cash used by operating activities during the quarter was $0.1 million. Net cash provided by financing activities during the quarter was $10.2 million.

•
Cash as of September 30, 2014 was $13.1 million, compared to $3.1 million as of June 30, 2014. In addition, the company had drawn $5.3 million under its $7.5 million credit facility. The increase in cash primarily reflects the $10.2 million in net proceeds CYREN raised in a registered direct offering that closed on July 30, 2014.

“CYREN remains in a strong financial position with the revenue generated from our embedded business and the capital raised in July. We see particularly strong demand from enterprise customers for our embedded solutions and strong interest in our cloud-based CYREN WebSecurity offering,” said Lior Samuelson, CEO and Chairman of the Board at CYREN. “We continue work with our increasing number of channel partners to accelerate the onboarding process and revenue growth. We are also focusing resources on enterprises who are actively seeking to replace or augment their existing security appliances with a next generation SaaS-based solution.”

For information regarding the non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Information” and “Reconciliation of Selected GAAP Measures to Non GAAP Measures.”

Business Highlights:

•
CYREN completed a registered direct offering, which was oversubscribed and brought in $11.5 million in gross proceeds, strengthening the company’s balance sheet and giving it the ability to further execute its growth strategy.

•
Tesco, a leading retailer in the United Kingdom, will use the company’s Embedded URL Filtering product in a new version of an Android tablet being released ahead of the holiday season. This is one of the first times CYREN’s URL filtering solutions will be embedded in an Android device.

•
CYREN extended its contract with ATOS Germany to provide the company’s EmailSecurity solution to large enterprise customers. The renewed contract will run through mid-2018. CYREN is also working with ATOS Germany to expand their partnership to include reselling the WebSecurity and EmailSecurity SaaS solutions.

•
CYREN signed a three-year deal to provide embedded AntiSpam and Outbound AntiSpam solutions to one of the largest security technology companies in the world. This supplements two other CYREN contracts with this company that utilize CYREN’s embedded Antivirus solutions.

•	During the third quarter, the company increased the number of CYREN WebSecurity partners to 24 (up from 18 at the end of the second quarter), including distributors and resellers in 18 countries.

Business Outlook

The company expects fourth quarter revenues to be at similar levels as the third quarter, and full year 2014 revenue to be flat to slightly down compared with 2013. The above outlook is as of the date of this release, and the company undertakes no obligation to update its estimates in the future.

Use of Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: stock-based compensation expenses, amortization and impairment of acquired intangible assets, executive termination costs, deferred taxes and deferred revenues related to acquisitions, acquisition related costs, onetime settlement agreements, reorganization expenses and adjustments to earn-out obligations. The purpose of such adjustments is to give an indication of the company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the company’s core operating results. The company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with the company’s consolidated financial statements prepared in accordance with GAAP. Company management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate the business and make operating decisions.

These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. The company believes this adjustment is useful to investors as a measure of the ongoing performance of the business. The company believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand the company’s current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Financial Results Conference Call

The company has scheduled a conference call later today, November 18, 2014, at 10 a.m. Eastern Time (5 p.m. Israel Time) to discuss its third quarter 2014 results.

To participate, please call one of the following teleconferencing numbers by dialing in at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-877-675-4753
Israel Dial-in Number: 1-80-925-8243
International Dial-in Number: 1-719-325-4751

The call will be simultaneously webcast live on the investor relations section of CYREN’s website at http://www.cyren.com/ir.html.

For those unable to listen to the live call, a webcast replay of the call will be available from the day after the call in the investor relations section of CYREN’s corporate website.

About CYREN
CYREN is a leading provider of cloud-based security solutions that deliver powerful protection through global data intelligence. Regardless of the device or its location, CYREN's easily deployed web, email, and anti-malware products deliver uncompromising protection in both embedded and Security as a Service (SecaaS) deployments. Organizations rely on CYREN's cloud-based threat detection and proactive security analytics to provide up-to-date spam classifications, URL categorization and malware detection services. The CYREN GlobalView™ Cloud Platform leverages Recurrent Pattern Detection™ technologies to protect more than 550 million users in 190 countries. CYREN is traded on the NASDAQ Capital Market and the Tel Aviv Stock Exchange (TASE) under the trading symbol "CYRN." Visit the CYREN GlobalView Security Center or go to www.CYREN.com.

Blog: blog.cyren.com
Facebook: www.facebook.com/CyrenWeb
LinkedIn: www.linkedin.com/company/cyren
Twitter: www.twitter.com/CyrenInc

Blog: blog.cyren.com
Facebook: www.facebook.com/CyrenWeb
LinkedIn: www.linkedin.com/company/cyren
Twitter: www.twitter.com/CyrenInc

This press release contains forward-looking statements, including projections about the company’s business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available at the time of the press release and the company assumes no obligation to update any of them. The statements in this press release are not guarantees of future performance and actual results could differ materially from current expectations as a result of numerous factors, including business conditions and growth or deterioration in the internet security market, technological developments, products offered by competitors, availability of qualified staff, and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the company's Annual Reports on Form 20-F, reports on Form 6-K and prospectus supplement dated July 24, 2014 and prospectus dated July 3, 2014 filed pursuant to Rule 424(b)(2, which are available through www.sec.gov.

U.S. Investor Contact
Garth Russell
KCSA Strategic Communications
+1 212 896 1250
grussell@kcsa.com

Israel Investor Contact
Iris Lubitch
EffectiveIR
+972 54 2528007
iris@FinCom.co.il

Company Contact:
Mike Myshrall, CFO
CYREN
+1 703 760 3320
mike.myshrall@CYREN.com

Media Contact
Matthew Zintel
Zintel Public Relations
+1 281 444 1590
matthew.zintel@zintelpr.com

CYREN LTD.

 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in  thousands of U.S. dollars, except per share amounts)

	Three months ended		Nine months ended
	September 30		September 30
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$7,731	$8,019	$24,083	$23,999

Cost of revenues	2,037	1,722	6,124	5,256

Gross profit	5,694	6,297	17,959	18,743

Operating expenses:

Research and development, net	2,417	2,079	8,398	6,525

Sales and marketing	2,821	2,559	8,950	7,861

General and administrative	1,624	2,112	5,773	6,590

Adjustment of earnout obligation	(701)	-	(701)	-

Total operating expenses	6,161	6,750	22,420	20,976

Operating loss	(467)	(453)	(4,461)	(2,233)

Other income	-	-	200	-

Financial expense, net	(249)	(323)	(712)	(866)

Net loss before taxes	(716)	(776)	(4,973)	(3,099)

Tax benefit (expense)	(7)	(138)	113	181

Net loss	$(723)	$(914)	$(4,860)	$(2,918)

Loss per share - basic	$(0.02)	$(0.03)	$(0.18)	$(0.11)

Loss per share - diluted	$(0.02)	$(0.03)	$(0.18)	$(0.11)

Weighted average number of shares outstanding:
Basic	29,806	26,384	27,646	26,150
Diluted	29,806	26,384	27,646	26,150

CYREN LTD.

RECONCILIATION OF SELECTED GAAP MEASURES TO NON GAAP MEASURES
(in  thousands of U.S.dollars, except per share amounts)

	Three months ended		Nine months ended
	September 30		September 30
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP operating loss	$(467)	$(453)	$(4,461)	$(2,233)
Stock-based compensation (1)	294	329	955	1,003
Other acquisition related costs (2)	-	-	-	142
Amortization of intangible assets (3)	436	542	1,327	1,307
Adjustment to earn-out liabilities (4)	(701)	-	(701)	(3)
Executive terminations (6)	-	-	208	165
Adjustment to deferred revenues (7)	50	74	154	412
Settlement agreements (8)	-	16	-	91
Re organization expenses (9)	-	96	75	96

Non-GAAP operating profit (loss)	$(388)	$604	$(2,443)	$980

GAAP net loss	$(723)	$(914)	$(4,860)	$(2,918)
Stock-based compensation (1)	294	329	955	1,003
Other acquisition related costs (2)	-	-	-	142
Amortization of intangible assets (3)	436	542	1,327	1,307
Adjustment to earn-out liabilities (4)	(638)	271	(449)	703
Income taxes (5)	(103)	(92)	(317)	(464)
Executive terminations (6)	-	-	208	165
Adjustment to deferred revenues (7)	50	74	154	412
Settlement agreements (8)	-	16	(200)	91
Reorganization expenses (9)	-	96	75	96

Non-GAAP net income (loss)	$(684)	$322	$(3,107)	$537

GAAP loss per share (dilluted)	(0.02)	(0.03)	(0.17)	(0.11)
Stock-based compensation (1)	0.01	0.01	0.03	0.04
Other acquisition related costs (2)	0.00	0.00	0.00	0.01
Amortization of intangible assets (3)	0.01	0.02	0.05	0.05
Adjustment to earn-out liabilities (4)	(0.02)	0.01	(0.02)	0.03
Income taxes (5)	(0.00)	(0.00)	(0.01)	(0.02)
Executive terminations (6)	0.00	0.00	0.01	0.01
Adjustment to deferred revenues (7)	0.00	0.00	0.01	0.02
Settlement agreements (8)	0.00	0.00	(0.01)	0.00
Reorganization expenses (9)	0.00	0.00	0.00	0.00

Non-GAAP earnings (loss) per share (diluted)	(0.02)	0.01	(0.11)	0.03

Numbers of shares used in computing non-GAAP earnings per share (diluted)	29,806	26,445	27,646	26,277

(1) Stock-based compensation
Cost of revenues	$15	$12	$40	$38
Research and development	82	64	229	185
Sales and marketing	72	51	216	186
General and administrative	125	202	470	594

	$294	$329	$955	$1,003
(2) Other acquisition related costs
General and administrative	$-	$-	$-	$142

	$-	$-	$-	$142
(3) Amortization of intangible assets
Cost of revenues	$211	$235	$644	$564
Sales and marketing	225	307	683	743

	$436	$542	$1,327	$1,307
(4) Adjustment to earn-out liabilities
General and administrative	$(701)	$-	$(701)	$(3)
Financial expenses, net	63	271	252	706

	$(638)	$271	$(449)	$703
(5) Income taxes
Deferred tax asset - tax benefit	$(103)	$(92)	$(317)	$(464)

	$(103)	$(92)	$(317)	$(464)
(6) Executive terminations
General and administrative	$-	$-	$208	$165

	$-	$-	$208	$165
(7) Adjustment to deferred revenues
Revenues	$50	$74	$154	$412

	$50	$74	$154	$412
(8) Settlement agreements
General and administrative	$-	$16	$-	$91
Other income	-	-	(200)	-

	$-	$16	$(200)	$91

(9) Reorganization expenses
General and administrative	$-	$96	$75	$96

	$-	$96	$75	$96

CYREN LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	September 30	December 31
	2014	2013
	Unaudited	Audited

Assets
Current Assets:
Cash and cash equivalents	$13,094	$3,757
Trade receivables, net	4,085	5,178
Deferred tax assets	-	48
Prepaid expenses and other receivables	1,417	1,988
Total current assets	18,596	10,971

Lease deposits	75	74
Severance pay fund	635	819
Property and equipment, net	2,546	2,674
Goodwill and intangible assets, net	33,009	36,395
Total long-term assets	36,265	39,962

Total assets	$54,861	$50,933

Liabilities and Shareholders’ Equity
Current Liabilities:
Credit line	$5,347	$3,245
Trade payables	638	859
Employees and payroll accruals	2,366	3,102
Deferred tax liability	149	-
Accrued expenses and other liabilities	1,233	1,366
Earn-out consideration	2,294	1,428
Deferred revenues	4,407	4,499
Total current liabilities	16,434	14,499

Deferred revenues	1,238	1,646
Deferred tax liability	2,150	2,749
Earn-out consideration	903	2,857
Accrued severance pay	706	873
Total long-term liabilities	4,997	8,125

Shareholders’ equity	33,430	28,309
Total liabilities and shareholders’ equity	$54,861	$50,933

CYREN LTD.

 CONDENSED CONSOLIDATED CASH FLOW DATA
(in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2014	2013	2014	2013
Cash flows from operating activities:	Unaudited	Unaudited	Unaudited	Unaudited

Net loss	$(723)	$(914)	$(4,860)	$(2,918)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss on disposal of property and equipment	(1)	-	(1)	-
Depreciation	313	361	955	858
Stock based compensation	294	329	955	1,003
Amortization of intangible assets	436	542	1,327	1,307
Accrued interest, accretion of discount and exchange rate differences on credit line	46	110	102	108
Accretion and change in fair value of earn-out consideration, net	(638)	271	(449)	702

Changes in assets and liabilities:
Trade receivables	823	(611)	1,181	201
Deferred taxes	(65)	(92)	(184)	(464)
Prepaid expenses and other receivables	(59)	67	476	(935)
Trade payables	(134)	(406)	(392)	(318)
Employees and payroll accruals, accrued expenses and other liabilities	(211)	37	(709)	(479)
Deferred revenues	(121)	(624)	(531)	1,334
Accrued severance pay, net	(10)	(50)	17	(59)
Net cash provided by (used in) operating activities	(50)	(980)	(2,113)	340

Cash flows from investing activities:

Change in long-term lease deposits	2	(20)	(3)	(26)
Proceeds from sale of fixed assets	-	4	-	4
Investment in affiliate	-	-	-	(80)
Purchase of property and equipment	(145)	(320)	(703)	(1,656)
Net cash used in investing activities	(143)	(336)	(706)	(1,758)

Cash flows from financing activities:

Proceeds from capital issuance, net	10,238	-	10,238	-
Proceeds from credit line	-	-	2,000	3,005
Payment of earn-out consideration	-	-	(351)	(3,994)
Proceeds from options exercised	3	297	331	1,216
Net cash provided by financing activities	10,241	297	12,218	227
Effect of exchange rate changes on cash and cash equivalents	(58)	40	(62)	26
Increase (decrease) in cash and cash equivalents	10,048	(1,019)	9,399	(1,191)
Cash and cash equivalents at the beginning of the period	3,104	4,951	3,757	5,137
Cash and cash equivalents at the end of the period	$13,094	$3,972	$13,094	$3,972